ETFMG FINANCIAL LLC

**STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __02/27/2017__ AND ENDING __12/31/2017__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ETFMG Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Maple Street, #2
                              (No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Masucci   **908-897-0510**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name – if individual, state last, first, middle name)

506 Carnegie Center, Suite 400	**Princeton**	**NJ**	**08540**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED





OATH OR AFFIRMATION

I, **Sam Masucci**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ETFMG Financial LLC**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Reshma J. Amin

Notary Public

Reshma J Amin
Notary Public
New Jersey
My Commission Expires 12-14-2021
No. 50051136

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
ETFMG Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ETFMG Financial LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

March 5, 2018
New York, New York

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ETFMG FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	45,818
Accounts receivable - related parties		31,945
Prepaid expenses		33,647
	$	111,410

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,801
Member's equity		108,609
	$	111,410

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Note 1 **Organization and nature of business**

ETFMG Financial LLC (the "Company") was formed on June 11, 2015 and is a Delaware limited liability company. The Company is a wholly-owned subsidiary of Exchange Traded Managers Group LLC (the "Parent"). The Company provides statutory distribution services for exchange traded funds sponsored by the Parent, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 as of February 27, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles general accepted in the United States of America ("GAAP").

Accounts receivable – related parties
The Company carries its accounts receivable at costs less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2017, no allowance for doubtful accounts was necessary.

Revenue recognition
The Company enters into contracts with exchange traded funds calling for monthly distribution fees to be paid during the term of the arrangement based on a fixed percentage of the total assets under management. Accordingly, management recognizes monthly distribution fees in revenue in the month earned.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Income tax positions (continued)
The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows.
Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop common revenue accounting guidance for U.S. GAAP and International Finance Reporting Standards. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes as cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. ASU 2014-90 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company expects the adoption of this new standard will not have a material impact on the operating results of the Company.

Cash and cash equivalents
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2017, there were no cash equivalents.

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1. At December 31, 2017 the Company's net capital was $43,017 which was $38,017 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .065 to 1.

Note 4   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

The Company earned 100% of its revenue from ETF Managers Capital and ETF Managers Group, affiliate entities.

Note 5   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6   **Related party transactions**

The Company entered into an expense sharing agreement with the Parent, in which the Parent provides office, compensation and additional services in exchange for reimbursement of a specified percentage of such office, compensation and additional services. For the year ended December 31, 2017, the Company incurred expenses of $134,045 related to this agreement, which includes employee compensation, rent and other office expenses paid on the Company's behalf.

The Company has distribution agreements with ETF Managers Capital and ETF Managers Group, affiliate entities. For the period February 27, 2017 (date of registration) to December 31, 2017, the Company earned revenues of $11,301 from ETF Managers Capital and $254,985 from ETF Managers Group. As of December 31, 2017, $30,671 was due from ETF Managers Group and $1,274 was due from ETF Managers Capital which are included in accounts receivable – related parties on the statement of financial condition.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Note 7   **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".